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                                                                     Exhibit 3.2

                AMENDMENTS TO THE BYLAWS OF SUN COMMUNITIES, INC.
                           Effective October 16, 2006

     1. Article II, Section 11(a)(3) of the Bylaws is hereby deleted in its entirety.

     2. Article II, Section 11(c)(1) of the Bylaws is hereby amended by adding the following sentence at the beginning of section:

          "This Section 11(c)(1) only applies to persons nominated to serve as directors and/or business proposed to be conducted at an annual meeting pursuant to Section 11(a)(iii) of this Article II."

     3. Article III, Section 10 of the Bylaws is hereby deleted in its entirety and replaced with the following:

          "Section 10. VACANCIES. Vacancies on the Board of Directors as a result of the death or resignation of a director or an increase in the size of the Board of Directors shall be subject to and shall be filled in accordance with Section 3-804(c) of the Maryland General Corporation Law. Accordingly, any vacancy on the Board of Directors that results from the death or resignation of a director or an increase in the size of the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill such a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. Any vacancy on the Board of Directors that results from the removal of a director may be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill such a vacancy shall hold office until the next annual meeting of stockholders of the Corporation and until a successor is elected and qualifies."